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[redacted]

13014731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORMX-17A-5
PART III

SEC FILE NUMBER
8- 66889

51263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue
(No. and Street)

New York	NY	10174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Sipkin (212) 571-0064
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name)*

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)		

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2013
13 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, Joseph Sipkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMA Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X ______________________
Signature

____
Title

X ______________________
Notary Public

ALAN J. BERK
Notary Public, State of New York
No. 01BE4874265
Qualified in New York County
Commission Expires 1/26/20 15

This report ** contains (check all applicable boxes):
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SI PC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AMA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE

NEW YORK, N.Y. 10038

Independent Auditor's Report

We have audited the accompanying statement of financial condition of AMA Securities, Inc. as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AMA Securities, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 19, 2013

AMA SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash and Cash Equivalents	$247,118
Prepaid Expenses	697
	$247,815

LIABILITIES AND NET WORTH

Liabilities:		
Accrued Expenses Payable	$	170,100
Taxes Payable		8,277
		178,377
Net Worth		
Common Stock, No Par Value, 1,500 authorized and 1,000 shares issued and outstanding		-
Paid In Capital		50,000
Retained Earnings		19,438
		69,438
		$247,815

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

AMA SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. Organization of the Company

AMA Securities, Inc. ("the Company") is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i). The Company is wholly owned by AMA CP Holdings LLC ("Holdings"). In December, 2011 Holdings entered into an agreement with Institutional Deposits Corp. to purchase 100% of the outstanding stock of IDC Securities Corp. ("IDC"), a Florida Corporation. The transaction was completed on September 14, 2012. On October 5, 2012 IDC changed its name to AMA Securities Inc.

2. Nature of Business

The Company provides investment advice and issues fairness opinions for companies in the transportation and energy industries.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of financial condition and cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

4. Related Party Transactions

Under the terms of an agreement with Holdings, the Company shall pay $2,000 per month to meet certain of its operating expenses including rent, telephone, and utilities. The agreement went into effect in September, 2012. The total amount paid for 2012 was $7,133.

5. Income Taxes

Components for income taxes for the year 2012 are as follows:

Federal Income Tax	$ 4,030
State and City Income Taxes	4,247
Total	$ 8,277

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2012, the Company's net capital of $68,741 was $56,849 in excess of its required net capital of $11,892. The ratio of aggregate indebtedness to net capital was 259.49 %.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 19, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. In February, 2013 the Company submitted a Change of Membership Agreement to FINRA to expand its powers to include being able to act as a non-underwriting selling agent on public issuances.